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November 2, 2023	Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tony Burack
Deborah O’Neal

Re:	The Oberweis Funds (the “Registrant”)
Registration Statement on Form N-14
File No. 333-274886

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on October 30, 2023 and November 1, 2023 with respect to the Registrant’s Registration Statement on Form N-14 filed on October 6, 2023 (the “Registration Statement”) relating to the issuance of Institutional Class shares in connection with the proposed reorganization of Oberweis International Opportunities Institutional Fund (the “Target Fund”), a series of the Registrant into Oberweis International Opportunities Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”). The Target Fund and the Acquiring Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

Proxy Statement/Prospectus

Comment (1)      In the second Q&A, the answer states that the Acquiring Fund will have the same fee structure as the Target Fund. Please revise the disclosure since the Acquiring Fund’s total expenses will be higher than the Target Fund’s.

Response:           The disclosure has been revised to state that the Acquiring Fund will have the same management fee and expense limitation as the Target Fund.

Comment (2)      In the Q&A regarding expenses, please revise the disclosure to note that the total expenses of the Acquiring Fund will be higher than the total expenses of the Target Fund.

Response:           The disclosure has been revised to state that, although the total expenses of the Acquiring Fund will be higher than the total expenses of the Target Fund, the net expenses are expected to be the same.

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U.S. Securities and Exchange Commission

November 2, 2023

Comment (3)      In the Q&A regarding costs, please disclose the approximate amount of the costs of the reorganization. Please confirm supplementally that OAM will not recoup any of such costs.

Response:           The Registrant has added the requested disclosure. The Registrant confirms that OAM will not recoup the costs of the reorganization.

Comment (4)      In the section “Summary – Background,” the disclosure states that the Acquiring Fund will have the same fee structure as the Target Fund. Please revise the disclosure since the Acquiring Fund’s total expenses will be higher than the Target Fund’s.

Response:           The disclosure has been revised to state that the Acquiring Fund will have the same management fee and expense limitation as the Target Fund.

Comment (5)      In the section “The Board’s Approval of the Reorganization,” the first paragraph states that the Acquiring Fund will have the same fee structure as the Target Fund. Please revise the disclosure since the Acquiring Fund’s total expenses will be higher than the Target Fund’s. In addition, the first bullet point states that the Acquiring Fund will have the same expenses as the Target Fund.; revise the disclosure since the Acquiring Fund’s total expenses will be higher than the Target Fund’s.

Response:           The first paragraph has been revised to state that the Acquiring Fund will have the same management fee and expense limitation as the Target Fund. The first bullet point has been revised to state that, although the total expenses of the Acquiring Fund will be higher than the total expenses of the Target Fund, the net expenses are expected to be the same.

Comment (6)       Please confirm that the Board understood that the total expenses of the Acquiring Fund would be higher (by three basis points) than the total expenses of the Target Fund.

Response:            In approving the Reorganization, the Board considered that, although the total expenses of the Acquiring Fund would be higher than the total expenses of the Target Fund, the net expenses of the Acquiring Fund would be the same as the net expenses of the Target Fund.

Accounting Comments

Comment (7)      In the Q&A regarding expenses, the last sentence incorrectly states that total operating expenses of the Acquiring Fund’s Institutional Class shares following the Reorganization are expected to be the same as the total and net operating expenses of the Target Fund.

Response:           Please see the response to Comment (2).

Comment (8)      Please include hyperlinks for any documents incorporated by reference.

Response:           The Registrant has included hyperlinks accordingly.

U.S. Securities and Exchange Commission

November 2, 2023

Comment (9)      In footnote 2 to the fee table, the expense limitation is stated as 1.10%, while it is shown as 1.35% in the fee table.

Response:          The footnote has been revised to state the expense limitation as 1.35%.

Comment (10)    Please recalculate the numbers in the expense example so that they are consistent with the fee table and so that the expense limitation is only reflected for the contractual period of the expense limitation agreement.

Response:           The disclosure has been revised accordingly.

Comment (11)    In the performance table for the Target Fund, the benchmark named is the MSCI ACWI Ex US Small-Cap Growth Index but it appears to be the performance of the MSCI World Ex US Small Cap Growth Index.

Response:           The benchmark has been revised to reference the MSCI World Ex US Small Cap Growth Index.

Comment (12)    Please disclose which Fund will be the accounting survivor of the Reorganization. Supplementally explain the factors the Registrant considered in making the accounting survivor determination.

Response:         The Registrant has disclosed in the section entitled “The Proposed Reorganization” that the Acquiring Fund will be the accounting survivor of the Reorganization. Attached as Appendix A is the Registrant’s NAST analysis in support of the Acquiring Fund as the accounting survivor of the Reorganization. As discussed therein, the Registrant believes the Acquiring Fund’s longer performance track record favors the Acquiring Fund as the accounting survivor.

General

Comment (13)    Please undertake to file the final tax opinion in a POS EX filing after the closing of the Reorganization.

Response:           The Registrant undertakes to file the final tax opinion in a POS EX filing after the closing of the Reorganization.

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U.S. Securities and Exchange Commission

November 2, 2023

Please call me at (312) 609-7616 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt
Renee M. Hardt

RMH/ser

Appendix A

NAST Analysis

Oberweis International Opportunities Institutional Fund (the “Target Fund”) into Oberweis International Opportunities Fund (the “Acquiring Fund”) (the “Reorganization”)

The following is the accounting and performance survivor analysis in connection with the Reorganization. The analysis is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003, as amended (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”), regarding accounting survivors, as well as on the guidance of the staff of the Commission (the “Staff”) set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that the legal survivor would normally be considered the accounting survivor of a fund reorganization. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. The Staff in the NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide.

Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure. Both the Target Fund and the Acquiring Fund (collectively the “Funds”) are currently advised by the same investment adviser and are currently managed by the same portfolio manager. After the Reorganization, the same investment adviser and portfolio manager will continue to manage the combined fund’s investment portfolio in the same manner in which the Funds are currently managed, and it is not expected that any holdings will be sold.

Portfolio Composition: The surviving fund will operate under the investment objective, principal investment strategies and restrictions as the Funds and the combined fund’s investment portfolio will be managed in the same manner in which the Funds are currently managed.

Investment Objectives, Principal Investment Strategies and Restrictions: The investment objectives and principal investment strategies of the Funds are the same. The Funds have identical fundamental investment restrictions.

Expense Structure: Currently, the Funds have different fees and expense structures. At the time of the Reorganization, the management fee of the Acquiring Fund will be reduced to be the same as the current management fee of the Target Fund, and the expense limitation for the Acquiring Fund’s Institutional Class shares (the class into which the Target Fund will be reorganized) will be the same as the expense limitation of the Target Fund.

Asset Size: As of June 30, 2023, the Target Fund had net assets of approximately $314.9 million, and the Acquiring Fund had net assets of approximately $133.6 million.

Additional Factors

The ICI White Paper states that the age of the funds and the surviving fund’s board of directors are also items that figure in the determination of which fund historical performance and financial information will be carried into the surviving fund.

Appendix A – Page 1

Age of Funds: The Target Fund commenced operations on March 10, 2014, while the Acquiring Fund commenced operations on February 1, 2007. Since the Acquiring Fund has a longer track record, this factor favors the Acquiring Fund as the accounting and performance survivor.

Board Composition: Both Funds are series of the Registrant and, as a result, have the same Board of Trustees.

Conclusion

As the acquiring fund, the Acquiring Fund will be the legal survivor in the Reorganization, which, as noted above, generally suggests that the Acquiring Fund should also be the appropriate accounting and performance survivor in the Reorganization. The Funds are identical in terms of the investment adviser, portfolio management, portfolio composition, and principal investment strategies and restrictions. The expense structure of the combined fund after the Reorganization will be the same as that of the Target Fund. Additionally, the Acquiring Fund commenced operations prior to the Target Fund.

For these reasons, the Registrant believes that current and future shareholders of the combined fund should consider the Acquiring Fund’s performance history more relevant to their investment decisions than that of the Target Fund, and therefore believes that the Acquiring Fund should be the accounting and performance survivor in the Reorganization.

Appendix A – Page 2